UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

State National Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85711T 305

(CUSIP Number)

Bradford Luke Ledbetter

c/o State National Companies, Inc.

1900 L. Don Dodson Drive

Bedford, Texas 76021

(817) 265-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 85711T 305		13D

1	Name of Reporting Persons Bradford Luke Ledbetter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,071,721

	8	Shared Voting Power 4,748,940

	9	Sole Dispositive Power 1,060,602

	10	Shared Dispositive Power 4,748,940

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,661

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.6%

14	Type of Reporting Person IN

CUSIP No. 85711T 305	13D

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of State National Companies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1900 L. Don Dodson Drive, Bedford, Texas 76021.

Item 2.                                 Identity and Background

(a)            This statement is filed by Bradford Luke Ledbetter (“Luke Ledbetter”).

(b)            The business address for Luke Ledbetter is c/o State National Companies, Inc., 1900 L. Don Dodson Drive, Bedford, Texas 76021.

(c)             Luke Ledbetter is Executive Vice President and Chief Underwriting Officer, Program Services of the Issuer.

(d)            Luke Ledbetter has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             Luke Ledbetter has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)              Luke Ledbetter is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

The 5,820,661 shares of Common Stock beneficially owned by Luke Ledbetter consist of the following: (i) 11,336 shares held by Luke Ledbetter individually, over which he has sole voting and dispositive power; (ii) 11,119 shares of restricted Common Stock granted pursuant to the 2016 Restricted Stock Awards (as described in Item 6 below), over which he has sole voting power; (iii) 189,934 shares of Common Stock that he has the right to acquire, either currently or within 60 days of the date hereof, under the Option (as described in Item 6 below); (iv) 648,120 shares held by the Bradford Luke Ledbetter 1999 Grantor Trust No. 2 for which he serves as co-trustee with Lonnie K. “Trace” Ledbetter, III, with whom he shares voting and dispositive power over such shares; (v) 3,499,476 shares held by the following trusts for which he serves as co-trustee with Terry Lee Ledbetter, Jr. (“Terry Ledbetter, Jr.”), with whom he shares voting power over such shares and with whom, together with an independent trustee, he shares dispositive power over such shares:  (A) 986,794 shares held by the Bradford Luke Ledbetter 2006 Grantor Trust No. 2; (B) 910,432 shares held by the Bradford Luke Ledbetter 2010 Grantor Trust No. 2; (C) 996,540 shares held by the Terry Lee Ledbetter, Jr. 2006 Grantor Trust No. 2; and (D) 605,710 shares held by the Terry Lee Ledbetter, Jr. 2010 Grantor Trust No. 2; (vi) 601,344 shares held by the Terry Lee Ledbetter, Jr. 1999 Grantor Trust No. 2 for which he serves as co-trustee with Terry Ledbetter, Jr., with whom he shares voting and dispositive power over such shares; and (vii) 859,332 shares held by The Ledbetter Family and Charitable Irrevocable 2012 Trust for which he serves as sole trustee and has sole voting and dispositive power over such shares (the trusts referred to in (iv)-(vii) are referred to as the “Trusts”).

CUSIP No. 85711T 305	13D

The shares of Common Stock held by the Trusts were originally acquired by Terry L. Ledbetter, Sr. (Luke Ledbetter’s father) in connection with the founding of the Issuer.  Terry L. Ledbetter, Sr. subsequently contributed such shares to certain trusts for which Luke Ledbetter was a trustee and/or a beneficiary.

Item 4.                                 Purpose of Transaction.

The purpose of this filing is to report the acquisition of beneficial ownership of certain shares of Common Stock by Luke Ledbetter as a result of equity awards granted to him under the Issuer’s 2014 Long-Term Incentive Plan.

As noted above, Luke Ledbetter is an Executive Vice President of the Issuer.  As such, he may participate in the planning and decisions of the board of directors and management of the Issuer.  Luke Ledbetter may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer.  Depending upon market conditions and other factors that Luke Ledbetter deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire.  Except as described above, Luke Ledbetter does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.  Luke Ledbetter reserves the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer.

(a)            As of the date hereof, Luke Ledbetter beneficially owns 5,820,661 shares of Common Stock (189,934 of which he has the right to acquire, either currently or within 60 days of the date hereof, under the Option), which represents 13.6% of the Issuer’s 42,894,646 outstanding shares of Common Stock as of the date hereof (inclusive of the 189,934 shares for which there is a right to acquire).

(b)            Luke Ledbetter beneficially owns 5,820,661 shares of Common Stock, consisting of the following: (i) 11,336 shares held by Luke Ledbetter individually, over which he has sole voting and dispositive power; (ii) 11,119 shares of restricted Common Stock, over which he has sole voting power; (iii) 189,934 shares of Common Stock that he has the right to acquire, either currently or within 60 days of the date hereof, under the Option; (iv) 648,120 shares held by the Bradford Luke Ledbetter 1999 Grantor Trust No. 2 for which he serves as co-trustee with Lonnie K. “Trace” Ledbetter, III, with whom he shares voting and dispositive power over such shares; (v) 3,499,476 shares held by the following trusts for which he serves as co-trustee with Terry Ledbetter, Jr., with whom he shares voting power over such shares and with whom, together with an independent trustee, he shares dispositive power over such shares:  (A) 986,794 shares held by the Bradford Luke Ledbetter 2006 Grantor Trust No. 2; (B) 910,432 shares held by the Bradford Luke Ledbetter 2010 Grantor Trust No. 2; (C) 996,540 shares held by the Terry Lee Ledbetter, Jr. 2006 Grantor Trust No. 2; and (D) 605,710 shares held by the Terry Lee Ledbetter, Jr. 2010 Grantor Trust No. 2; (vi) 601,344 shares held by the Terry Lee Ledbetter, Jr. 1999 Grantor Trust No. 2 for which he serves as co-trustee with Terry Ledbetter, Jr., with whom he shares voting and dispositive power over such shares; and (vii) 859,332 shares held by The Ledbetter Family and Charitable Irrevocable 2012 Trust for which he serves as sole trustee and has sole voting and dispositive power over such shares.

CUSIP No. 85711T 305	13D

(c)             On March 25, 2016, the Issuer awarded 11,119 shares of performance-based restricted stock to Luke Ledbetter.  In addition, options to acquire 94,967 shares of Common Stock will become exercisable by Luke Ledbetter on June 25, 2016 pursuant to the Option (as described in Item 6 below).

(d)            Not applicable.

(e)             Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Awards Under the Issuer’s 2014 Long-Term Incentive Plan

On June 25, 2014, the Issuer granted a non-qualified stock option to Luke Ledbetter to purchase 284,900 shares of Common Stock (the “Option”).  The Option has an exercise price equal to $10.00 and is subject to pro rata vesting over a three-year period, with full and immediate vesting upon termination of service on account of death or disability.  Upon Luke Ledbetter’s termination of service on account of resignation, his vested Option will remain exercisable for one year or, if earlier, the expiration of the Option.  Upon Luke Ledbetter’s termination of service on account of death or disability, his vested Option will remain exercisable for one year following such death or disability or, if earlier, the expiration of the Option.  Upon Luke Ledbetter’s termination of service for any other reason, his vested Option will remain exercisable for two years or, if earlier, the expiration of the Option.

On March 30, 2015, the Issuer awarded 15,030 shares of performance-based restricted stock to Luke Ledbetter, of which 11,236 shares vested following satisfaction of the vesting requirements on February 23, 2016.

On March 25, 2016, the Issuer awarded 7,413 shares that are subject to performance-based vesting tied to growth in the Issuer’s earnings per share and revenue (the “Performance-Based RSAs”), and 3,706 shares that are subject to vesting based on the Issuer’s 2016 net income and continued service (the “Performance and Time-Based RSAs”, and together with the Performance-Based RSAs, the “2016 Restricted Stock Awards”). The number of shares that will actually vest pursuant to the Performance-Based RSAs depends on the compound annual growth rate of the Issuer’s earnings per share and revenue, weighted equally, relative to threshold, target and maximum performance goals.  The performance periods include the 24-month period consisting of calendar years 2016-2017 and the 36-month period consisting of calendar years 2016-2018.  Following the conclusion of each performance period, up to 50% of the shares awarded are eligible to vest based on the performance level achieved. Regardless of whether the earnings per share and revenue growth performance goals are achieved in a particular performance period, if the Compensation Committee determines that the Issuer’s earnings per share growth rate for the period is equal to or greater than the median earnings per share growth rate of the Issuer’s Pay Level Peer Group for the same period, then a minimum of 25% of the shares awarded will vest for such performance period.  If the Issuer’s 2016 annualized pre-tax net income exceeds $20,000,000, then the Performance and Time-Based RSAs will vest equally over a three year period subject to continued service, with 33 1/3 % vesting on each of the first, second and third anniversaries of the grant date. In the event of Luke Ledbetter’s death or disability, 50% of the unvested shares shall vest and the remainder of the unvested shares shall be forfeited. If Luke Ledbetter is terminated for cause or resigns without good reason, all unvested shares shall be forfeited. In the event Luke Ledbetter’s employment is terminated for reasons other than death, disability, cause or resignation without good reason, all unvested shares shall be forfeited; provided, however, that no forfeiture shall occur with respect to the Performance-Based RSA shares associated with a performance period completed prior to the termination unless the termination is by the Issuer for cause or by Luke Ledbetter without good reason. In the event of a change of control, if the Issuer’s successor continues or assumes an award, such award shall continue to vest in accordance with its terms (subject to any required adjustments provided for by the Compensation Committee). If an award is continued or assumed and Luke Ledbetter is terminated without cause or voluntarily terminates with good reason within 12 months thereafter, or if the Issuer’s successor does not continue or assume an award, then (a) the unvested Performance-Based RSAs shall be converted into a cash award with a value based on the attainment of the “target” performance goals, and (b) 100% of the unvested Performance and Time-Based RSAs will vest as of the date of termination of employment or the date of the change of control, as the case may be.  Dividends will not be paid on the shares until the shares have vested.  At such time as the shares vest, Luke Ledbetter will be entitled to a payment based on the dividends declared during the restricted period and the number of shares earned.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit A                     Form of 2014 Long-Term Incentive Plan Stock Option Award Agreement (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, as filed on July 15, 2014).

Exhibit B                     Form of Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q).

Exhibit C                     Form of Performance and Time-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2016

By:	/s/ Bradford Luke Ledbetter
Name:	Bradford Luke Ledbetter